UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

InspireMD, Inc.

(Name of Issuer) Common Stock
(Title of Class of Securities) 45779A101
(CUSIP Number) Sol J. Barer, Ph.D. c/o InspireMD, Inc. 4 Menorat Hamaor St. Tel Aviv, Israel 67448 972-3-691-7691
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Sol J. Barer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,334,896[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,334,896[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,896[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

__________________________

1 Comprised of (i) 1,800,000 shares of common stock owned by Dr. Barer, and (ii) 534,896 shares of common stock issuable to Dr. Barer upon exercise of options that will vest within 60 days of this Statement of Beneficial Ownership on Schedule 13D.

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This Amendment No. 1 amends and supplements the Schedule 13D, dated November 28, 2011, filed by the Reporting Person (the “Original Statement”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Original Statement. Except as set forth below, there are no changes to the information set forth in the Original Statement. Unless otherwise indicated, all information in this Amendment No. 1 reflects a one-for-four reverse stock split of the Issuer’s Common Stock that occurred on December 21, 2012.

Item 1. Security and Issuer.

Item 1 is amended by deleting the second sentence and replacing it with the following:

The principal executive offices of the Issuer are located at 4 Menorat Hamaor St., Tel Aviv, Israel 67448.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following:

Dr. Barer has acquired the shares of the Common Stock and the options to purchase shares of Common Stock pursuant to the following transactions:

•	On November 16, 2011, in connection with his appointment as Chairman of the Issuer, pursuant to the Nonqualified Stock Option Agreement, dated as of November 16, 2011, between the Issuer and Dr. Barer, the Issuer issued Dr. Barer an option to purchase 181,250 shares of Common Stock at an exercise price of $7.80 per share, which vested and became exercisable on April 11, 2013, when the Common Stock was listed on the NYSE MKT, a registered national securities exchange.

•	On June 18, 2012, as payment for his service on the board of directors of the Issuer, the Issuer granted Dr. Barer an option to purchase 12,500 shares of Common Stock at an exercise price of $3.16 per share (the “$3.16 Option”), subject to the terms and conditions of the Issuer’s 2011 U.S. Equity Incentive Plan, a sub-plan of the Issuer’s 2011 Umbrella Option Plan. The $3.16 Option will vest and become exercisable in three equal annual installments. The first installment becomes exercisable on June 18, 2013, the second installment becomes exercisable on June 18, 2014 and the third installment becomes exercisable on June 18, 2015, provided that Dr. Barer is providing services to the Company or its subsidiaries or affiliates on the applicable vesting date.

•	On November 16, 2012, Dr. Barer purchased 8,890 shares of Common Stock at a purchase price of $5.0736 per share in an open market transaction. Dr. Barer used personal funds to fund the purchase.

•	On November 19, 2012, Dr. Barer purchased 3,610 shares of Common Stock at a purchase price of $5.5376 per share in an open market transaction. Dr. Barer used personal funds to fund the purchase.

•	On November 20, 2012, Dr. Barer purchased 3,755 shares of Common Stock at a purchase price of $5.1796 per share in an open market transaction. Dr. Barer used personal funds to fund the purchase.

•	On November 21, 2012, Dr. Barer purchased 8,745 shares of Common Stock at a purchase price of $5.3192 per share in an open market transaction. Dr. Barer used personal funds to fund the purchase.

•	On April 16, 2013, in connection with the underwritten public offering of the Common Stock, Dr. Barer purchased 750,000 shares of common stock at the offering price of $2.00 per share. Dr. Barer used personal funds to fund the purchase.

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•	On April 25, 2013, Dr. Barer purchased 50,000 shares of Common Stock at a purchase price of $2.00 per share in a private transaction. Dr. Barer used personal funds to fund the purchase.

Item 5.  Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a) As of the date of this Statement, Dr. Barer beneficially owns directly (i) 1,800,000 shares of Common Stock, and (ii) 534,896 shares of Common Stock issuable upon exercise of stock options owned by Dr. Barer.

(b) Dr. Barer has sole voting and dispositive power over 1,800,000 shares of Common Stock and will have sole and dispositive power over any shares of Common Stock issued upon exercise of the stock options held by Dr. Barer.

(c) The response to Item 3 is incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned or shares of Common Stock issuable upon exercise of stock options owned by Dr. Barer.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

Dr. Barer’s response to Items 3 and 5 of this Statement is hereby incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description of Exhibit
1	$2.50 Nonqualified Stock Option Agreement, dated as of July 11, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2011).
2	Stock Award Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).
3	Nonqualified Stock Option Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: April 26, 2013
/s/ Sol J. Barer
Sol J. Barer, Ph.D.

CUSIP No. - 45779A101	SCHEDULE 13D	Page 6 of 6

EXHIBITS

Exhibit	Description of Exhibit
1	$2.50 Nonqualified Stock Option Agreement, dated as of July 11, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2011).
2	Stock Award Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).
3	Nonqualified Stock Option Agreement, dated as of November 16, 2011, by and between InspireMD, Inc. and Sol J. Barer, Ph.D. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2011).